APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ARTISANAL CAVES LLC
Consolidated Profit & Loss Statement
12-31-2019 (Calendar Basis)

		Period Ending 12-31-19		
Income				
Sales	$	665,447		
Returns and Allowances	$	(2,980)		
Total Income	$	662,467		
Cost Of Goods Sold				
Ingredients and Packaging	$	317,956		
Labor	$	120,399		
Total Cost of Goods Sold	$	438,355		
Gross Profit	$	224,112		
Expenses				
Salaries	$	77,416		
Advertising	$	3,564		
Interest and Taxes	$	7,276		
Depreciation	$	40,018		
Amortization	$	2,222		
Miscellaneous Expenses	$	3,548		
Distribution	$	49,300		
Travel	$	1,754		
Registration	$	1,204		
Employee Health insurance	$	1,267		
Bank Fees	$	349		
UPS Postage	$	29,759		
Professional Fees	$	1,969		
Broker Fees	$	4,750		
Office	$	4,323		
Dues	$	712		
Tel Com	$	4,687		
Insurance	$	5,587		
Total Expense	$	239,705	$	-
Net Ordinary Income	$	(15,593)		
Total Other Income - Berkshire CD Intere	$	1,946		
Net Income	$	(13,647)		

Notes:

This PL reflects -
Only 6 months of ownership of Hemstrought's bakery having been acquired in May 2019

Only 2.5 months of Artisanal having terminated its license to Solex-Catsmo and relocated full operations to Utica, NY (Central NYS Fulfillment Center) with Hemstroughts.

New Manny / Artisanal
Consolidated Balance Sheet
31-Dec-19

Assets:

Current Assets

Cash	$ 230,705.00
Accounts Recivable	$ 48,855.00
Petty Cash	$ -
Pay Pal Account	$ -
Shopify Account	$ -
Prepaid Rent	$ -
Certificate of Deposit - Berkshire Bank Collateral	$ -
Prepaid Insurance Disability	$ -
Inventory	$ 22,587.00
Total Current Assets	**$ 302,147.00**

Fixed Asset

Machinery and Equipment (less Depreciation)	$ 254,368.00
Total Fixed Assets	**$ 254,368.00**

Other Assets

Good Will (less Amortization)	$ 46,200.00
Total Other Assets	**$ 46,200.00**

Total Assets	**$ 602,715.00**

Liabilities and Equity :

Liabilities

Accounts Payable	$ 85,735.00
Seller's Note	$ 50,000.00
Other Current Liabilities	$ 17,883.00
Total Current Liabilities	**$ 153,618.00**

Long Term Liabilities

Intercompany Parent - Artisanal	$ 149,628.00
Long term Loan Payble (less $100,000 CD held by Berkshire)	$ 186,368.00
Total Long Term Liabilities	**$ 335,996.00**
Total Liabilities	**$ 489,614.00**

Equity

Retained Earnings	$ 113,101.00
Total Equity	$ 113,101.00
Total Liabilites and Equity	$ 602,715.00

	Consolidated Income Statement				
	(December 31, 2020 - Unaudited)				
	Artisanal				
	Premium		Hemstrought's		
	Cheese		Bakery		Consolidated
Revenue	$ 916,632		$ 1,049,157		$ 1,965,789
Cost of Goods Sold	403,524		698,320		1,101,844
Gross Profit	513,108		350,837		863,945
SG&A	421,988		370,349		792,337
Net Ordinary Income	91,120		(19,512)		71,608
EDITDA adj.	2,207		32,627		34,834
EBITDA	$ 93,327		$ 13,115		$ 106,442

Consolidated Balance Sheet

(December 31,2020 - Unaudited)

Assets:		12/31/2020
Current Assets		
Cash & CD's	$	190,063
Accounts Receivable		133,266
Inventory		221,312
Total Current Assets		544,641
Fixed Assets		265,544
Other Assets		105,673
Real Property & Improvements		-
Total Assets	$	915,858
Liabilities & Shareholder's Equity:		
Current Liabilities		284,493
Long-Term Liabilities		
Payroll Protection Funds		87,500
Berkshire Bank		159,024
City of Utica Eco Dev Loan		100,000
Due to Parent		127,730
R/E Mortgage		-
Total Long Term Liabilities		474,254
Total Liabilities		758,747
Shareholder's Equity		157,111
Total Liabilities & Equity	$	915,858

I, Daniel Dowe, certify that:

1. The financial statements of ARTISANAL CAVES LLC included in this Form are true and complete in all material respects; and
2. The tax return information of ARTISANAL CAVES LLC included in this Form reflects accurately the information reported on the tax return for ARTISANAL CAVES LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Daniel W. Dowe

B996167833AF414...

Name: Daniel W. Dowe

Title: President